Mail Stop 4561

August 11, 2009

Robert A. Frist, Jr.
Chief Executive Officer
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

      Re: **HealthStream, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed on March 27, 2009
            File No. 000-27701

Dear Mr. Frist:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Stephen Krikorian
                        Accounting Branch Chief